[GRAPHIC OMITTED]

FINANCIAL INSTITUTION BOND
STANDARD FORM NO. 14, REVISED TO OCTOBER, 1987

      Hartford Fire Insurance Company
      -----------------------------------------------------
      Hartford Plaza
      -----------------------------------------------------
      Hartford, CT 06115
      -----------------------------------------------------
      (Herein called Underwriter)

BOND NO. 72 FI 0231536

DECLARATIONS

ITEM 1.       Name of Insured (herein called Insured): Flaherty & Crumrine Preferred Income Fund Incorporated

              Principal Address: 301 E. Colorado Blvd., Suite 720, Pasadena CA 91101

ITEM 2.       Bond Period: from 12:01 a.m. on   May 15, 2006            to 12:01 a.m. on   May 15, 2007
              standard time.                       (MONTH, DAY, YEAR)                          (MONTH, DAY, YEAR)
------------- ----------------------------------------------------------------------------------------------------------------

ITEM 3.       The Aggregate Liability of the Underwriter during the Bond Period shall be Six Hundred Thousand 00/100
              $600,000.

------------------------------------------------------------------------------------------------------------------------------

ITEM 4.       Subject to Sections 4 and 11 hereof,
              the Single Loss Limit of Liability is $600,000
              and the Single Loss Deductible is $0

              Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

              Amount applicable to:                                                              Single Loss       Single Loss
                                                                                             Limit of Liability     Deductible
              Insuring Agreement (D) -- FORGERY OR ALTERATION                                $  Not Covered       $ N/A
              Insuring Agreement (E) -- SECURITIES                                           $  Not Covered       $ N/A
              Coverage on Partners                                                           $  Not Covered       $ N/A
              Optional Insuring Agreements and Coverages:
                                                                                             $  Not Covered       $ N/A
                                                                                             $                    $
                                                                                             $                    $
              If "Not Covered" is inserted above opposite any specified insuring
              Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

--------------------------------------------------------------------------------------------------------------------------------

ITEM 5        The liability of the Underwriter is subject to the terms of the following riders attached hereto:
              F-4017-1, F-4009-1, F-3402-1, Rider 34, Rider 135 Rider 144, Rider 145, Rider 146, Rider 147

--------------------------------------------------------------------------------------------------------------------------------
ITEM 6 The Insured by the  acceptance  of this bond gives notice to the
              Underwriter  terminating or canceling prior bond(s) or policy(ies)
              No.(s) 72SSB KE4661
              such  termination or cancellation to be effective as of the time this bond becomes effective.

================================================================================================================================

Signed, sealed and dated this 11th day of May, 2006

Attest:                                                           By:   /S/  CURT MCFAUL
             ----------------------------------------------------       ---------------------------------------------------------
             , Attorney-in-Fact                                         Curt McFaul, Attorney-in-Fact

FORM F-4061-1  Printed in U.S.A.  (SAA TSB 5062b)                         Page 1

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

                               INSURING AGREEMENTS

     (A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

     Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

     (a) to cause the Insured to sustain such loss; and

     (b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

     As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

                                   ON PREMISES

     (B) (1) Loss of Property resulting directly from

              (a) robbery,  burglary,  misplacement,   mysterious  unexplainable
                  disappearance and damage thereto or destruction thereof, or

              (b) theft,  false  pretenses,  common-law  or  statutory  larceny, committed by a person present in an office or on the premises of the Insured while the Property is lodged or deposited within offices or premises located anywhere.

         (2)  Loss of or damage to
              (a) furnishings  fixtures,  supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office or attempt thereat, or by vandalism or malicious mischief, or

              (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that
                  (i) the  Insured is the owner of such  furnishings,  fixtures, supplies, equipment, or office or is liable for such loss or damage, and
                  (ii)the loss is not caused by fire.

                                   IN TRANSIT

     (C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

     (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

     (b) a Transportation Company and being transported in an armored motor vehicle, or

     (c) a  Transportation  Company and being  transported in a conveyance other
         than  an  armored   motor  vehicle   provided  that  covered   Property
         transported in such manner is limited to the following:

         (i)   records, whether recorded in writing or electronically, and

        (ii)   Certificated   Securities  issued  in  registered  form  and  not
               endorsed, or with restrictive endorsements,  and

       (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

     Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

                              FORGERY OR ALTERATION

     (D) Loss resulting directly from

         (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

         (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer to the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

         A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                                   SECURITIES

     (E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others

       (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

              (a) Certificated Security,

              (b) deed,  mortgage  or other  instrument  conveying  title to, or creating or discharging a lien upon, real property,

              (c) Evidence of Debt,

              (d) Instruction to a Federal Reserve Bank of the United States, or

              (e) Statement of  Uncertificated  Security of any Federal  Reserve
                  Bank of the United States

         which

                  (i) bears a signature of any maker, drawer, issuer,  endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
                  (ii) is altered, or
                  (iii)is lost or stolen;

FORM F-4061-1                                                             Page 2

         (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, or any items listed in
(a) through (c) above;

         (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

         A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                              COUNTERFEIT CURRENCY

     (F) Loss resulting directly from the receipt by the Insured in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

                               GENERAL AGREEMENTS

FORM F-4061-1  Printed in U.S.A.  (SAA TSB 5062b)

                                    NOMINEES

     A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

                         ADDITIONAL OFFICES OR EMPLOYEES
                        CONSOLIDATION, MERGER OR PURCHASE
                               OF ASSETS - NOTICE

     B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

     If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets of liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

     (a) has occurred or will occur in offices or premises, or

     (b) has been caused or will be caused by an employee or employees of such institution, or

     (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

         (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

         (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

         (iii)upon obtaining such consent, pay to the Underwriter an additional premium.

                           CHANGE OF CONTROL - NOTICE

     C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

     As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent.

(10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

                            REPRESENTATION OF INSURED

     D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

     Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

                                  JOINT INSURED

     E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss of losses been sustained by one Insured.

                           NOTICE OF LEGAL PROCEEDINGS
                      AGAINST INSURED - ELECTION TO DEFEND

     F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

     The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

     If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

FORM F-4061-1                                                             Page 3

     If the Insured  does not give the notices  required  in  subsection  (a) of
Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

     With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection
(e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

                           CONDITIONS AND LIMITATIONS

                                   DEFINITIONS

Section 1. As used in this bond:

     (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

     (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

     (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

         (1) represented by an instrument issued in bearer or registered form;

         (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

         (3)  either one of a class or series or by its terms  divisible  into a
              class  or  series  of   shares,   participations,   interests   or
              obligations.

     (d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

     (e) Employee means

         (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

         (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

         (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

         (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

         (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

         (6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

     (f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

     (g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated there in means:

         (1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

               (a) the "net  worth" of the  Insured,  which for the  purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

               (b) the  value  of  all  other  Money,  securities  and  property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to

FORM F-4061-1                                                             Page 4
                      the Insured as set-off against loss covered by this bond;

                   provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in
                   (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

               (2) as  respects  limited  partners  the  value  of such  limited partner's  investment  in the Insured.

     (h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

     (i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

     (j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

     (k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

     (l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

     (m)  Negotiable  Instrument  means any  writing

         (1) signed by the maker or drawer; and

         (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

         (3) is payable on demand or at a definite time; and (4) is payable to order or bearer.

     (n)  Partner  means a natural  person  who

          (1) is a general  partner of the Insured, or

          (2) is a limited  partner and an Employee (as defined in Section 1 (e)
              (1) of the bond) of the  Insured.

     (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

     (p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

         (1) a description of the Issue of which the Uncertificated Security is a part;
         (2) the number of shares or units:

              (a) transferred to the registered owner;

              (b) pledged by the registered owner to the registered pledgee;

              (c) released from pledge by the registered pledgee;

              (d) registered in the name of the registered  owner on the date of the statement; or

              (e) subject to pledge on the date of the statement;

         (3) the name and address of the registered owner and registered pledgee;

         (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

         (5)  the date:

              (a) the  transfer  of the  shares  or units to the new  registered owner of the shares or units was registered;

              (b) the pledge of the registered pledgee was registered, or

              (c) of the statement, if it is a periodic or annual statement.

     (q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

     (r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

         (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

         (2)  of a type commonly  dealt in on  securities  exchanges or markets;
              and

         (3)  either one of a class or series or by its terms  divisible  into a
              class  or  series  of   shares,   participations,   interests   or
              obligations.

     (s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.


FORM F-4061-1                                                             Page 5

                                   EXCLUSIONS

Section 2. This bond does not cover:
     (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E); (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

     (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

     (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

     (e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

     (f) loss resulting from any violation by the Insured or by any Employee

         (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

         (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rule or regulations;

     (g) loss resulting directly or indirectly from the failure of a financial or depository, institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

     (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

     (i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

     (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

     (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

         (1) in obtaining credit or funds, or

         (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

         (3)  in  gaining  access  to  point  of sale  terminals,  customer-bank
              communication   terminals,  or  similar  electronic  terminals  of
              electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

     (l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

     (m) loss through the surrender of Property away from an office of the Insured as a result of a threat


         (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

         (2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

     (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such accounting unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

     (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

     (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

FORM F-4061-1                                                             Page 6

     (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or
         (B)(2);

     (r) loss of Property while

         (1) in the mail, or

         (2) in the custody of any Transportation Company, unless covered under Insuring Agreement(C),

except when covered under Insuring Agreement (A);

     (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

     (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

     (u) all fees, costs and expenses incurred by the Insured

         (1) in establishing the existence of or amount of loss covered under this bond, or

         (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

     (v) indirect or consequential loss of any nature;

     (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

     (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

     (y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

     (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

     (aa)loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

                                    DISCOVERY

     Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

     Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstance which if true, would constitute a loss under this bond.

                               LIMIT OF LIABILITY

Section 4.

                          Aggregate Limit of Liability

     The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

     Upon exhaustion of the Aggregate Limit of Liability by such payments:

     (a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

     (b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

     The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

                         Single Loss Limit of Liability

     Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

                               Single Loss Defined

     Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

     (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

     (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

     (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

FORM F-4061-1                                                            Page 7

     (d) any on casualty or event not specified in (a),(b) or (c) preceding.

                               NOTICE/PROOF-LEGAL
                         PROCEEDINGS AGAINST UNDERWRITER

     Section 5.

     (a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

     (b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

     (c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

     (d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

     (e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

     (f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

                                    VALUATION

     Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

                                   Securities

     The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

     If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

                       Books of Account and Other Records

     In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only of such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

                Property other than Money, Securities or Records

     In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement
(B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

                                     Set-Off

     Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

                        ASSIGNMENT-SUBROGATION-RECOVERY-
                                   COOPERATION

     Section 7.

     (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

     (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

     (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

     (d) Upon the  Underwriter's  request  and at  reasonable  times and  places
         designated  by  the   Underwriter  the  Insured  shall

         (1) submit to examination by the Underwriter and subscribe to the same under oath; and

         (2)  produce for the Underwriter's  examination all pertinent  records;
              and

FORM F-4061-1                                                             Page 8

         (3) cooperate with the Underwriter in all matters pertaining to the loss.

     (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

                     LIMIT OF LIABILITY UNDER THIS BOND AND
                                 PRIOR INSURANCE

     Section 8. With respect to any loss set forth in subsection (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

     If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

                          OTHER INSURANCE OR INDEMNITY

     Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (p) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

                                    OWNERSHIP

     Section 10. This bond shall apply to loss of Property (1)

owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

                                DEDUCTIBLE AMOUNT

     Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

     The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

                           TERMINATION OR CANCELATION

     Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in
Item 2 of the Declarations.

     This bond terminates as to any Employee or any partner officer or employee of any Processor - (a) as soon as an Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

     Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

              In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

[GRAPHIC OMITTED]


RIDER

     To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 72FI0231536 in favor of Flaherty & Crumrine Preferred Income Fund Incorporated
     It is agreed that:

     1. Item 3. of the Declarations is deleted in its entirety and replaced by the following:

        Item 3. The Annual Aggregate Limit of Liability of the Underwriter applicable to each consecutive one year term of the Bond Period shown in Item 2. of the Declarations shall be $600,000.

     2. The "Aggregate Limit of Liability" wording, in Section 4. "LIMIT OF LIABILITY," is deleted and replaced by the following:

                       ANNUAL AGGREGATE LIMIT OF LIABILITY

The Underwriter's total liability for all losses discovered during each consecutive one year term of the Bond Period shown in Item 2 of the Declarations shall not exceed the Annual Aggregate Limit of Liability shown in Item 3 of the Declarations. The Annual Aggregate Limit of Liability applicable to each consecutive one year term shall be reduced by the amount of any payment made for such losses under the terms of this bond.

     Upon exhaustion of the Annual Aggregate Limit of Liability by such payments:

         (a) The Underwriter shall have no further liability for loss or losses discovered during the one year term to which such Annual Aggregate Limit of Liability applies.

         (b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Annual Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

     The Annual Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections
     (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Annual Aggregate Limit of Liability.

     3. The "Single Loss Limit of Liability" wording, in Section 4. "LIMIT OF LIABILITY," is deleted and replaced by the following

                         SINGLE LOSS LIMIT OF LIABILITY

     Subject to the Annual Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

     4. Section 12. "TERMINATION OR CANCELLATION" is amended by deleting (e) of paragraph 1 and substituting the following:

         (e) immediately upon exhaustion of the Annual Aggregate Limit of Liability applicable to the final one year term of the Bond Period as set forth in Item 2 of the Declarations.

     5. The  phrase  "Aggregate  Limit of  Liability,"  wherever  it  appears in
        Section 7.  "ASSIGNMENT  --  SUBROGATION  -- RECOVERY  --  COOPERATION,"
        Section II. "DEDUCTIBLE AMOUNT," is deleted and replaced by the phrase "Annual Aggregate Limit of Liability".

     6. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on May 15, 2006 standard time as specified in the attached bond.

Accepted:
                                                 /S/  CURT MCFAUL
        -----------------------------------      -------------------------------
                                                 Curt McFaul, Attorney-in-Fact

AMENDATORY RIDER -- FINANCIAL INSTITUTION
BOND STANDARD FORMS NO. 14 AND 24.

FORM F-4017-1  Printed in U.S.A.  (NS)   (Ed. 10-87)


                Hartford Fire Insurance Company, Copyright, 1987

RIDER/ENDORSEMENT                                              [GRAPHIC OMITTED]

     To be attached to and form part of Bond/Policy No. 72FI0231536 in favor of Flaherty & Crumrine Preferred Income Fund Incorporated

     It is agreed that:

     1. Section 12. Termination or Cancellation, is amended by adding the following provision:

         In addition, the UNDERWRITER/COMPANY may nonrenew or terminate this BOND/POLICY by mailing written notice to the Insured, at the address shown on this BOND/POLICY, sixty (60) days prior to any annual anniversary date of the inception of the BOND/POLICY. The date of inception is the date stated in Item 2 of the Declarations.

     2. This rider/endorsement shall become effective as of 12:01a.m. on May 15, 2006 standard time as specified in the attached bond/policy.

                  Authenticated by                /S/ CURT MCFAUL
                                  ----------------------------------------------
                                                  Curt Mcfaul, ATTORNEY-IN-FACT

         NONRENEWAL - TERMINATION PROVISION FOR USE WITH ANY STANDARD BLANKET FIDELITY BOND /POLICY FORM (EXCEPT PUBLIC EMPLOYEES BLANKET BOND) AND ANY STANDARD FINANCIAL INSTITUTION BOND/POLICY FORM.

FORM F-4009-1  Printed in U.S.A.  (NS)

              Copyright Hartford Fire Insurance Company, 1986, 1988

[GRAPHIC OMITTED]


CALIFORNIA PREMIUM RIDER

To be attached to and form part of Bond No.72FI0231536

in favor of Flaherty & Crumrine Preferred Income Fund Incorporated

It is agreed that:

1. In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney - General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period.

     from MAY 15, 2006

       to May 15 2007

       is Three Thousand Five Hundred Three 00/100 Dollars $3,503

2. This rider is effective as of 12:01 A.M. May 15, 2006

Accepted:        Signature Waived     Hartford Fire Insurance Company

                                      /S/ CURT MCFAUL
                                   ---------------------------------------------
                                      Curt McFaul, Authorized Representative

            CALIFORNIA PREMIUM RIDER For use with all forms of Standard Bonds, to comply with rulings of the Insurance Commissioner and the Attorney - General. Revised to August, 1968.


FORM F - 3402-1  PRINTED IN U.S.A. (SAA: SR5862)

[OBJECT OMITTED]


                                    RIDER 34

                               ADD AGENTS COVERAGE

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, NO. SSBKE4661 in favor of FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED.

It is agreed that:
1. DEFINITIONS Section 1. (e) "Employee" is amended by adding the Following:

    (7) any person, partnership or corporation listed by name as an Agent in the Schedule below and any employee, partner or officer thereof. Such person, partnership or corporation must be duly elected or appointed by the Insured to serve as its Agent in the capacity of administrator/investment advisor to the Flaherty & Crumrine Preferred Income Fund, Inc.

         In the event of loss caused by an Agent listed below, or in which such Agent is involved, the total limit of liability of the Underwriter is limited to the Amount of Coverage set forth for that Agent, it being understood, however, that such liability shall be part of and not in addition to the Amount of Insurance applicable to Insuring Agreement
         (A), subject, nevertheless, to Section 7.

                                    SCHEDULE

                  AGENT                           AMOUNT OF COVERAGE

         First Data Investor Services             $600,000.00

2. TERMINATION OR CANCELLATION, Section 12. is amended by adding the following paragraph:

         This bond terminates as to any Employee or any partner, officer or employee of any Agent- (a) as soon as any Insured, or any director or officer of the Agent not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

3. Except where herein modified, the Bond to which this rider attaches remains subject to all of its conditions, exclusions and limitations.

4. This rider shall become effective as of 12:01 a.m. on May 15, 2006.

                                            /S/ CURT MCFAUL
                                            -------------------------------
                                            Curt McFaul, Attorney in Fact

                                                              [GRAPHIC OMITTED]

                                    RIDER 135

                     AMEND DEDUCTIBLE FOR INVESTMENT COMPANY


         To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 72 FI 0231536 in favor of Flaherty & Crumrine Preferred Income Fund Incorporated.

         It is agreed that:

1. Section 11., DEDUCTIBLE AMOUNT, of the CONDITIONS AND LIMITATIONS is amended by adding the following:

         There shall be no deductible applicable to any loss under INSURING AGREEMENT (A), Fidelity, sustained by any Investment Company.

2. Section 1., DEFINITIONS, of the CONDITIONS AND LIMITATIONS is amended by adding the following:

         (t) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the Named Insured on the Declarations.

3. Except where herein modified, the Bond to which this rider attaches remains subject to all of its Conditions, Exclusions and Limitations.

4.   This rider shall become effective as of 12:01 a.m. on May 15, 2006.

                                             /S/ CURT MCFAUL
                                            -------------------------------
                                            Curt McFaul, Attorney in Fact

RIDER 135 - AMEND DEDUCTIBLE                                         PAGE 1 OF 1
                             (C) 2001, The Hartford

[GRAPHIC OMITTED]

                                    RIDER 144

                      AMEND INSURING AGREEMENT (A) FIDELITY

         To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 72 FI 0231536

in favor of F&C Preferred Income Fund Incorporated.


     It is agreed that:

1.   Insuring Agreement (A) FIDELITY is amended to include the following:

     (A1) Loss resulting directly from Larceny or Embezzlement committed by any Employee, acting alone or in collusion with others.

2. Except where herein modified, the Bond to which this rider attaches to subject to all of its Conditions, Exclusions and Limitations.

3.   This rider shall become effective as of 12:01 a.m. on May 15, 2006 .

                                            /S/ CURT MCFAUL
                                            -------------------------------
                                            Curt McFaul, Attorney in Fact

Accepted:  __________________________________

[GRAPHIC OMITTED]

                                    RIDER 145

                          AMEND DEFINITIONS, SECTION 1.

         To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No.72 FI 0231536

in favor of Flaherty & Crumrine Preferred Income Fund Incorporated.


     It is agreed that:

1. DEFINITIONS, Section 1. is amended to include the following:

     (bb) Larceny or Embezzlement means "Larceny or Embezzlement" as set forth in Section 37 of the Investment Company Act of 1940.

2. Except where herein modified, the Bond to which this rider attaches to subject to all of its Conditions, Exclusions and Limitations.

3.   This rider shall become effective as of 12:01 a.m. on May 15, 2006.

                                            /S/ CURT MCFAUL
                                            -------------------------------
                                            Curt McFaul, Attorney in Fact

Accepted:  __________________________________

[GRAPHIC OMITTED]

                                    RIDER 146

                          AMEND DEFINITION (E) EMPLOYEE

         To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 72 FI 0231536 in favor of Flaherty & Crumrine Preferred Income Fund Incorporated.


     It is agreed that:

1.   DEFINITION (e) Employee is amended by adding the following:

(7)  an officer of the Insured;

(8) a director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or Employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured;

(9) any partner, officer or Employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or Employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

2. Except where herein modified, the Bond to which this rider attaches remains subject to all of its Conditions, Exclusions and Limitations.

3.   This rider shall become effective as of 12:01 a.m. on May 15, 2006.

                                            /S/ CURT MCFAUL
                                            -------------------------------
                                            Curt McFaul, Attorney in Fact

Accepted:  __________________________________

[GRAPHIC OMITTED]




                                    RIDER 147

             CANCELLATION RIDER - SECURITIES AND EXCHANGE COMMISSION

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 72 FI 0231536
in favor of Flaherty & Crumrine Preferred Income Fund Incorporated

     It is agreed that:

     1. The Underwriter will mark its records to indicate that the Securities and Exchange Commission is to be notified not less than 60 day prior to the effective date of cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

     2. This rider is effective as of 12:01 a.m. on May 15, 2006

                                            /S/ CURT MCFAUL
                                            -------------------------------
                                            Curt McFaul, Attorney in Fact

Accepted:  __________________________________

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT THE APRIL 21, 2006 MEETING OF THE BOARD OF DIRECTORS OF FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED:

          RESOLVED:    That the renewal of the  fidelity  bond  coverage for the
                       period from May 15, 2006 to May 15, 2007, which provides coverage in the aggregate amount of $600,000, is hereby approved; and further

          RESOLVED:    That it is the finding of the  Directors  at this Meeting
                       that the fidelity bond (the "Bond") in the amount of $600,000 covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940
                       Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio, and the nature of the securities in the Fund's portfolio; and further

          RESOLVED:    That the premium in the amount of $3,503 paid by the Fund
                       under the Bond is hereby authorized; and further

          RESOLVED:    That the  appropriate  officers  of the Fund be, and they
                       hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

          RESOLVED:    That the  Secretary  or  Assistant  Secretary of the Fund
                       shall make such filings concerning the Bond with the Securities and Exchange Commission and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the 1940
                       Act.